Exhibit 1

12 JUNE 2018
BRITISH AMERICAN TOBACCO p.l.c.

FIRST HALF PRE-CLOSE TRADING UPDATE 2018

Results communications in 2018 will include presentation of results against 2017, as though the Group had owned the acquisitions made in 2017 for the whole of that year. Comparison of results on this basis will be termed “on a representative basis” and will provide shareholders with a results comparison representative of the Group having owned the acquisitions throughout 2017 and 2018. For these comparison purposes, the Group has previously issued the 2017 results on such a basis for both the six months ended 30 June 2017 and full year ended 31 December 2017.

 Trading update - ahead of closed period commencing 26 June 2018

●	The business continues to perform well and trading is in line with our expectations
●	Strong adjusted revenue growth from the Strategic Brand Portfolio, on a representative basis
●	Continued strong market share growth, driven by the Global Drive Brands (GDBs)
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Adjusted revenue and adjusted profit growth, on a representative basis, expected to be weighted to the second half of the year, as the impact of a number of significant events affecting the comparison with H1 2017 unwind

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Good adjusted constant currency EPS growth, is expected to be impacted by a significant currency translation headwind of around 9% for the first half and 6% for the full year, assuming exchange rates remain unchanged for the remainder of the year

The business continues to perform well, in line with expectations.

As previously announced, adjusted revenue and profit growth, on a representative basis, is expected to be skewed to the second half.

Strong volume growth in Pakistan following excise changes in the first half of 2017 and downtrading in the GCC is expected to drive greater first half geographic mix dilution. This is expected to unwind in the second half.

Volume continues to outperform the industry. We expect full year global industry volume to be down around 3.5%.

We expect our market share to continue to grow strongly, driven by the GDBs.

Trading in our key markets continues to reflect the trends discussed at the Preliminary Results in February, with the US, Pakistan, Bangladesh, Romania, Germany, Canada and Ukraine performing well and conditions remaining challenging in the GCC, Russia, South Africa, Malaysia and France.

In the US, we anticipate a good performance on a representative basis, after adjusting for the one-off comparative impact on revenue from the disposal of stock related to the Natural American Spirit transaction. Lower US industry volume, principally in Q1, is expected to impact revenue in the first half. Share in the first half is expected to be stable following strong growth at the end of last year.

In Japan, the growth of the Tobacco Heating Products category has slowed, however, glo continues to grow and has a national share of 4.3%. With device supply constraints now lifted, we are on track for further Japanese and international rollouts in the second half. In vapour, our business continues to grow and Vype ePen3 is on track for a launch in Q3 in the UK.

The Group remains on track for another good year of adjusted constant currency earnings growth, on a representative basis, with the benefit of the US tax reform helping to fund significantly increased investment in Next Generation Products (NGPs).

As previously stated, by the end of 2018 our objective is to more than double our revenue from NGPs to substantially more than £1 billion.

If exchange rates stayed unchanged for the remainder of the year, there would be an adverse translational impact on operating profit, on a representative basis of 8% for the first half and 6% for the full year.

Good adjusted constant currency EPS growth, is expected to be impacted by a significant currency translation headwind of around 9% for the first half and 6% for the full year, assuming exchange rates remain unchanged for the remainder of the year.

 For further information, please contact:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

British American Tobacco Investor Relations
Mike Nightingale / Rachael Brierley / John Harney
 +44 (0) 20 7845 1180 / 1519/ 1263

Forward looking statements

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any British American Tobacco p.l.c. (“BAT”) shares or other securities. This announcement contains certain forward-looking statements, made within the meaning of Section 21E of the United States Securities Exchange Act of 1934, regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; the inability to obtain price increases and the impact of price increases on consumer affordability thresholds; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the ability to develop and commercialise new alternative products and to do so profitably; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2018 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.